Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Quarter Ended	Year Ended
	31-Mar-13	2012	2011	2010	2009	2008

Income from continuing operations	$12,976	$51,311	$49,542	$45,595	$44,248	$43,080
Add: Fixed charges	3,310	10,062	6,479	2,770	2,458	4,174
Less: Capitalized interest	(177)	(130)	(45)	(117)	(40)	(60)
Less: Minority interest in pre-tax income that have not incurred fixed charges (equity method investees)	—	(37)	(191)	(191)	(296)	(307)

Earnings	$16,109	$61,206	$55,785	$48,057	$46,370	$46,887

Fixed Charges

Interest expense (includes amortization of debt issue costs and capitalized interest)	3,310	10,062	6,479	2,770	2,458	4,174
Estimated interest in rental expense	—	—	—	—	—	—
Total fixed charges	3,310	10,062	6,479	2,770	2,458	4,174

Preferred stock dividend (excludes preferred stock redemption charge)	818	3,273	5,512	13,662	15,141	15,390

Total fixed charges and preferred dividends	$4,128	$13,335	$11,991	$16,432	$17,599	$19,564

Ratio of earnings to fixed charges	4.87	6.08	8.61	17.35	18.86	11.23

Ratio of earnings to fixed charges and preferred dividends	3.90	4.59	4.65	2.92	2.63	2.40